EXHIBIT 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$920	$779	$993	$835	$861	$591	$551
Fixed Charges	226	240	316	314	319	325	317
Capitalized Interest	(12)	(12)	(16)	(13)	(4)	(2)	(1)
Total Earnings	$1,134	$1,007	$1,293	$1,136	$1,176	$914	$867
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$218	$235	$309	$308	$314	$320	$313
Interest Factor in Rentals	8	5	7	6	5	5	4
Total Fixed Charges	$226	$240	$316	$314	$319	$325	$317

Ratio of Earnings to Fixed Charges	5.02	4.20	4.09	3.62	3.69	2.81	2.74

(A)
The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.